                                               Filed Pursuant to Rule 424(b)(5)
                                               File No. 333-31395

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL THE SECURITIES AND NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS IS SOLICITING AN OFFER TO BUY THE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued September 24, 1998) (To Prospectus dated September 24, 1998)

                                  $400,000,000

                                      LOGO
                              RAYCHEM CORPORATION

                      $                  % NOTES DUE 2005
                      $                  % NOTES DUE 2008

                            ------------------------

                  Interest payable April 1 and October 1
                            ------------------------

THE NOTES DUE 2005 WILL MATURE ON OCTOBER 1, 2005 AND THE NOTES DUE 2008 WILL MATURE ON OCTOBER 1, 2008. RAYCHEM CORPORATION MAY AT ANY TIME REDEEM, IN WHOLE OR IN PART, THE NOTES DUE 2005 AND THE NOTES DUE 2008 AT THE REDEMPTION PRICES DESCRIBED HEREIN. NEITHER THE NOTES DUE 2005 NOR THE NOTES DUE 2008 WILL BE SUBJECT TO ANY SINKING FUND.

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES DUE 2005 AND THE NOTES DUE 2008.

                            ------------------------

          NOTES DUE 2005 -- PRICE      % AND ACCRUED INTEREST, IF ANY
          NOTES DUE 2008 -- PRICE      % AND ACCRUED INTEREST, IF ANY

                            ------------------------

                                                             UNDERWRITING
                                      PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                       PUBLIC                COMMISSIONS                COMPANY
                                      --------              -------------             -----------
Per Note due 2005............            %                        %                        %
  Total......................            $                        $                        $
Per Note due 2008............            %                        %                        %
  Total......................            $                        $                        $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Notes due 2005 and the Notes due 2008 to
purchasers on October   , 1998.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                   BANCAMERICA SECURITIES, INC.
                                      CHASE SECURITIES INC.
                                                   J.P. MORGAN & CO.

              , 1998

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement nor do they constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information included or incorporated by reference herein or therein is correct as of any time subsequent to the date on which such information is given.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-3
The Company.................................................   S-4
Use of Proceeds.............................................   S-5
Capitalization..............................................   S-6
Selected Consolidated Financial Data........................   S-7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-8
Description of Offered Securities...........................  S-18
Underwriters................................................  S-21
Legal Matters...............................................  S-22

                            PROSPECTUS
Available Information.......................................     2
Documents Incorporated by Reference.........................     2
The Company.................................................     4
Risk Factors................................................     5
Use of Proceeds.............................................     9
Ratio of Earnings to Fixed Charges..........................     9
Description of Debt Securities..............................     9
Plan of Distribution........................................    22
Legal Matters...............................................    23
Experts.....................................................    23

                           FORWARD-LOOKING STATEMENTS

     Statements made in this Prospectus Supplement, the accompanying Prospectus or in the documents incorporated or deemed to be incorporated therein by reference that are not statements of historical fact are forward-looking statements. These statements include, but are not necessarily limited to, those relating to:

     - anticipated product and alliance plans, acquisitions,

     - litigation matters,

     - restructuring actions,

     - productivity improvements,

     - Year 2000 readiness,

     - expected tax position,

     - currency and economic effects,

     - dividends,

     - profitability, and

     - other financial, strategic, and growth-related commitments, targets, trends, or goals.

     A number of risks and uncertainties, including those discussed under the caption "Risk Factors" in the accompanying Prospectus and under similar captions in the documents incorporated or deemed to be incorporated therein by reference, could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                  THE COMPANY

     The Company, founded in 1957, is a broadly based materials science company serving both domestic and international markets. The Company utilizes its expertise in materials science, electronics and process engineering to develop, manufacture and market a variety of high-performance products for electronics original equipment manufacturers ("OEMs"), and telecommunications, energy and industrial applications. During the quarter ended June 30, 1998, the Company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new telecommunications, energy and industrial ("TE&I") business segment. This realignment allows the Company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The Company's financial results are now reported as two business segments described below, and the corporate group.

     Electronics OEM Components Business Segment. The electronics OEM components business segment serves OEMs in the aerospace, automotive, communications, defense, information processing and other industries. Products offered by this segment include circuit protection devices, wire and cable, heat-shrinkable insulation and molded parts, and computer touchmonitors.

     TE&I Business Segment. The TE&I business segment serves telephone operating companies, utilities, industrial plants, and other customers who build and maintain commercial and industrial infrastructures. Products offered by this segment include telephone copper accessories, fiber-optic cable systems and accessories, access network electronics, electric power cable accessories, heat-tracing systems and corrosion protection products.

     The Company's principal domestic facilities are located in Menlo Park and Redwood City, California, and in Fuquay-Varina, North Carolina. Additional facilities of significant size are located in Belgium, Germany, Ireland, Japan, Mexico, the People's Republic of China, and the United Kingdom. The Company's principal executive offices are located at 300 Constitution Drive, Menlo Park, California 94025-1164, and its telephone number is (650) 361-3333. Unless otherwise expressly stated or the context otherwise requires, the terms "Company" and "Raychem" mean Raychem Corporation and its consolidated subsidiaries.

RECENT LITIGATION VERDICT

     On August 10, 1998, the trial of an antitrust lawsuit entitled Bourns Inc.
v. Raychem Corporation ended with a jury verdict that awarded the plaintiff $64 million in damages. Legal fees and expenses, including attorneys fees, are also recoverable by the plaintiff under applicable U.S. antitrust law. The Company intends to file motions with the trial court to set aside the jury verdict and to ask for a new trial on the grounds that the verdict is contrary to the evidence presented at trial and is incorrect as a matter of law. If necessary, the Company intends to appeal any adverse final judgment. Under applicable U.S. antitrust law any final damage award against the Company will be trebled. Because the Company intends to appeal any adverse final judgment in the trial court, the Company has not accrued any liability with respect to this litigation. See "Risk Factors -- Litigation is Unpredictable and Costly" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the      %
Notes due 2005 (the "Notes due 2005") and the      % Notes due 2008 (the "Notes
due 2008" and, together with the Notes due 2005, the "Offered Securities") are estimated to be approximately $397 million. The Company intends to use such net proceeds to repay indebtedness outstanding under the Company's $400 million revolving credit facility (the "Credit Facility"). As of September 22, 1998, borrowings of approximately $255 million were outstanding under the Credit Facility. In the last twelve months, the Company has from time to time used proceeds from borrowings under the Credit Facility to finance the Company's stock repurchase program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Indebtedness under the Credit Facility accrues interest at variable spreads over LIBOR and, at September 22, 1998, had an average interest rate of 5.82% per annum. The Company intends to use the remaining portion of the net proceeds for general corporate purposes, which may include financing the Company's current stock repurchase program and possible acquisitions.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and the consolidated capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the sale by the Company of the Offered Securities and the application of a portion of the estimated net proceeds therefrom to repay indebtedness outstanding under the Credit Facility (as if such sale and the application of such net proceeds had occurred on such date). This table should be read in conjunction with the Company's Consolidated Financial Statements, including the related notes, incorporated by reference into the accompanying Prospectus.

                                                                        JUNE 30, 1998
                                                              ---------------------------------
                                                                 ACTUAL           AS ADJUSTED
                                                              -------------      --------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Credit Facility(1)........................................   $  135,000          $       --
  Other short-term debt, including current portion of
     long-term debt.........................................       52,858              52,858
                                                               ----------          ----------
          Total short-term debt.............................   $  187,858          $   52,858
                                                               ==========          ==========
Long-term debt:
  Secured long-term debt, less current portion of
     $4,644(2)..............................................   $  107,438          $  107,438
  Notes due 2005............................................           --
  Notes due 2008............................................           --
  Other long-term debt, less current portion................       44,050              44,050
                                                               ----------          ----------
          Total long-term debt..............................      151,488             551,488
                                                               ----------          ----------
Stockholders' equity:
  Preferred Stock $1.00 par value;
     Authorized: 15,000,000 shares; Issued: none............           --                  --
  Common Stock $1.00 par value;
     Authorized: 150,000,000 shares; Issued:
     90,028,103(3)..........................................       90,028              90,028
  Additional contributed capital............................      425,477             425,477
  Retained earnings.........................................      665,753             665,753
  Currency translation......................................      (30,808)            (30,808)
  Treasury Stock, at cost (7,144,399 shares)................     (290,320)           (290,320)
  Other.....................................................         (488)               (488)
                                                               ----------          ----------
          Total stockholders' equity........................      859,642             859,642
                                                               ----------          ----------
          Total capitalization..............................   $1,011,130          $1,411,130
                                                               ==========          ==========

------------
(1) See "Use of Proceeds" for information as to the amount of borrowings outstanding under the Credit Facility as of a recent date.

(2) In April 1996, the Company entered into a lease financing covering the majority of its manufacturing equipment in the United States. This arrangement is accounted for as 10-year partially amortizing secured debt requiring varying semiannual payments from January 1997 through December 2006.

(3) Excludes, as of June 30, 1998, approximately 8,998,000 shares of Common Stock of the Company issuable upon exercise of outstanding options under the Company's stock option and incentive plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data have been derived from the historical financial statements of the Company and should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and the Consolidated Financial Statements and notes thereto included in the Company's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), incorporated by reference in the accompanying Prospectus. Financial data as of and for each of the five fiscal years ended June 30, 1998 has been derived from audited financial statements of the Company.

                                                      YEAR ENDED JUNE 30,
                               ------------------------------------------------------------------
                                  1998          1997          1996          1995          1994
                               ----------    ----------    ----------    ----------    ----------
OPERATING DATA
Revenues.....................  $1,798,456    $1,764,706    $1,671,561    $1,530,573    $1,461,532
Costs of goods sold..........     930,274       880,928       815,352       758,566       779,820
Research and development
  expense....................     108,234       119,336       122,137       118,762       136,619
Selling, general and
  administrative expense.....     470,207       492,879       508,206       495,537       491,563
Provision for restructuring
  and divestitures...........      27,591        52,812        43,571        23,900            --
Loss on minority
  investment.................      11,973            --            --            --            --
Loss on reorganization/
  formation of Ericsson
  Raynet joint venture
  ("Ericsson Raynet") and
  other Raynet items.........          --            --         2,103        32,032            --
Equity in net losses of
  affiliated companies.......          --            --        27,280        84,758           109
Interest expense, net........      12,488         4,651         9,631        13,046        12,762
Other expense (income),
  net........................       5,094       (13,640)       (2,849)        4,242         6,914
                               ----------    ----------    ----------    ----------    ----------
Income (loss) before income
  taxes, extraordinary item
  and change in accounting
  principle..................     232,595       227,740       146,130          (270)       33,745
Provision (benefit) for
  income taxes...............      53,496       (25,604)       (1,782)       21,178        32,066
                               ----------    ----------    ----------    ----------    ----------
Income (loss) before
  extraordinary item and
  change in accounting
  principle..................     179,099       253,344       147,912       (21,448)        1,679
Extraordinary item -- loss
  related to early retirement
  of debt, net of $0 income
  taxes......................          --            --            --        (6,318)           --
Cumulative effect of change
  in accounting principle,
  net of $0 income taxes.....          --            --            --        (1,477)           --
                               ----------    ----------    ----------    ----------    ----------
Net income (loss)............  $  179,099    $  253,344    $  147,912    $  (29,243)   $    1,679
                               ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA
Total assets.................  $1,619,355    $1,509,260    $1,550,616    $1,454,745    $1,399,015
Long-term obligations........     271,507       275,848       252,496       396,769       337,739
Stockholders' equity.........     859,642       845,019       841,206       749,658       732,924

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" in the accompanying Prospectus and under similar captions in the documents incorporated or deemed to be incorporated by reference therein could affect such forward-looking statements and could cause actual results to differ materially from the statements made. See "Forward-Looking Statements."

RESULTS OF OPERATIONS

OVERVIEW

     The Company reported revenues of $1.798 billion for the year ended June 30, 1998, up 2% in reported currencies, and up 6% on a constant currency basis. Strong results during the first half of the fiscal year were partially offset in the second half due to the effects of the weak Asian economies and slow heat-tracing sales, due in part to an unusually warm winter in certain regions of Europe and the United States. Net income for the year ended June 30, 1998 was $179 million, or $2.07 per share assuming dilution. Key components of the Company's results are summarized in the table below.

                                                                       YEAR ENDED JUNE 30,
                                                              -------------------------------------
                                                                1998          1997          1996
                                                              ---------     ---------     ---------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
Revenues....................................................   $1,798        $1,765        $1,672
                                                               ======        ======        ======
Core business "ongoing" pretax income(a)....................   $  272        $  263        $  230
Unusual items:
  Provision for restructuring and divestitures..............      (28)          (53)          (44)
  Loss on minority investment...............................      (12)           --            --
  Gain on sale of assets....................................       --            23             3
  Severance, plant consolidation, and other charges.........       --            (6)          (18)
  Insurance settlement......................................       --            --             7
                                                               ------        ------        ------
Core business pretax income.................................      232           227           178
Provision (benefit) for income taxes........................       53           (26)           (2)
                                                               ------        ------        ------
Core business net income....................................      179           253           180
Loss on reorganization/formation of Ericsson Raynet and
  other Raynet items........................................       --            --            (2)
Equity in net loss of Ericsson Raynet.......................       --            --           (30)
                                                               ------        ------        ------
Net income..................................................   $  179        $  253        $  148
                                                               ======        ======        ======
Earnings per share -- assuming dilution.....................   $ 2.07        $ 2.77        $ 1.61

------------
(a) "Core business" refers to the Company, excluding Ericsson Raynet; "ongoing" refers to the core business, excluding unusual items.

     The Company's core business "ongoing" pretax income was $272 million for the year ended June 30, 1998, up 3% from the year ended June 30, 1997, which was up 14% from the year ended June 30, 1996. As a percentage of core business revenues, "ongoing" pretax income was 15% for the year ended June 30, 1998 and the year ended June 30, 1997, and 14% for the year ended June 30, 1996.

     The increase in "ongoing" pretax income for the year ended June 30, 1998 compared to the year ended June 30, 1997 was a result of higher sales volumes, which was partially offset by price reductions, lower margins due to product mix effects, and adverse currency movements. Additionally, as growth in "ongoing" pretax income was below the Company's expectations there was no bonus expense in the year ended June 30, 1998 as compared to $29 million in the prior year. During the year ended June 30, 1998 the U.S. dollar appreciated significantly against the Japanese yen, and also appreciated against most European currencies. "Ongoing" pretax income would have been $28 million higher if currency exchange rates had remained constant.

     The increase in "ongoing" pretax income for the year ended June 30, 1997 compared to the year ended June 30, 1996 was driven by higher sales volumes and greater operating efficiency, partially offset by adverse currency effects. During the second half of fiscal 1997, the U.S. dollar and the British pound appreciated significantly against most European currencies compared to their 1996 levels. These currency movements reduced "ongoing" pretax income by approximately $12 million in the second half of fiscal 1997.

     The Company incurred pretax restructuring charges of $28 million for the year ended June 30, 1998, $53 million for the year ended June 30, 1997, and $44 million for the year ended June 30, 1996. See "-- Provision for Restructuring and Divestitures."

     The results for the year ended June 30, 1998 also included a nonrecurring charge of $12 million, reflecting the write-off of goodwill, cash advances, and other assets related to the Company's minority investment in Superconducting Core Technologies, Inc., which ceased commercial operations in March 1998.

     The results for the year ended June 30, 1997 included a $23 million gain from the sale of intellectual property and a $6 million charge for severance, plant consolidation, and other charges. The results for the year ended June 30, 1996 included a gain of $3 million from the sale of the Company's shape memory metals components business; a charge of $18 million for severance, plant consolidation, and other charges; and proceeds from an insurance settlement of $7 million in connection with a previously settled shareholder lawsuit.

     INCOME TAXES

     The Company recorded a tax provision of $53 million for the year ended June 30, 1998, compared to tax benefits of $26 million for the year ended June 30, 1997, and $2 million for the year ended June 30, 1996. The increase in the tax provision for the year ended June 30, 1998 resulted from lower U.S. tax benefits recognized for financial statement purposes. For the year ended June 30, 1997 and the year ended June 30, 1996, the Company reported discrete tax benefits of $55 million and $25 million, respectively, resulting from a reassessment of the valuation allowance related to U.S. federal and state deferred tax assets. For the year ended June 30, 1998, the Company did not report a discrete tax benefit. However, in the quarter ended June 30, 1998, approximately $45 million of the reduction in the U.S. valuation allowance was reported as an increase to additional contributed capital since the tax benefits were related to stock plan deductions.

     Commencing in 1999, the Company anticipates a normalized tax rate in the mid-thirty percent range. In 1999 through 2001, the Company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from the tax benefits reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.

     ERICSSON RAYNET

     Results of operations for the year ended June 30, 1996 were adversely impacted by losses related to Ericsson Raynet, a joint venture formed in 1995 with LM Ericsson. Effective January 1, 1996, the joint venture agreement was amended to provide that the Company would no longer share in the ongoing operating losses of the joint venture. Therefore, the Company now accounts for the venture on the cost basis. For the year ended June 30, 1996, the Company's equity in net losses of Ericsson Raynet through December 31, 1995, was $30 million and the Company incurred $2 million of charges in connection with the reorganization of the joint venture.

     The following discussion of the results of operations is based on the Company's core business, including the impact of the previously mentioned unusual items.

CORE BUSINESS OPERATIONS

     REVENUES AND REVENUE GROWTH

     Core business revenues were $1.798 billion for the year ended June 30, 1998, up 2% from $1.765 billion for the year ended June 30, 1997, which were up 6% from $1.672 billion for the year ended June 30, 1996. Revenue growth would have been 6% for the year ended June 30, 1998, 9% for the year ended June 30, 1997, and 8% for the year ended June 30, 1996, excluding the effect of changes in foreign currency exchange rates in those years. On a year-over-year basis, the Company expects continuing downward pressure on revenues during the first half of 1999 if exchange rates remain at June 30, 1998 levels. Reported revenues and revenue growth were also impacted by price reductions in most product lines due to competitive pressures and volume discounts, as shown in the table below.

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                               1998          1997
                                                              ------        ------
                                                               (PERCENTAGE CHANGE
                                                                OVER PRIOR YEAR)
Components of reported revenue growth:
  Growth in unit volumes, net of product mix changes........     11%           13%
  Effect of price reductions(a).............................     (5)%          (4)%
Constant currency revenue growth............................      6%            9%
  Effect of exchange rate changes...........................     (4)%          (3)%
Reported revenue growth.....................................      2%            6%

------------
(a) A management estimate based on year-over-year changes in revenues at constant volume and mix.

     On a constant currency basis, revenues for the year ended June 30, 1998 grew 10% in North America, 4% in Europe, 4% in Asia, and 8% in the rest of the world, as revenue growth in Latin America was offset by revenue declines in other markets. Within Europe, revenues grew 8% in Eastern Europe and 3% in Western Europe. As a result of the weak economic conditions in Asia, the Company experienced revenue declines in the region during the second half of fiscal 1998, particularly in Korea. If these economic conditions persist, the Company expects further downward pressure on revenues in Asia.

     Revenues for the year ended June 30, 1997 compared to the year ended June 30, 1996 in constant currencies were up 22% in Asia, 8% in North America, and 5% in Europe, and increased slightly in the rest of the world, as decreases in Latin America were offset by increases in other markets. Within Europe, revenues in Eastern Europe grew 47%, but were relatively flat in Western Europe.

     GROSS PROFIT AND OPERATING EXPENSES

                                                                 YEAR ENDED JUNE 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
                                                               (PERCENTAGE OF REVENUES)
Gross profit................................................    48%       50%       51%
Selling, general, and administrative expense................    26%       28%       30%
Research and development expense............................     6%        7%        7%

     Gross profit as a percentage of revenues declined to 48% in the year ended June 30, 1998, compared to 50% in the year ended June 30, 1997. The decline was due to price declines, unfavorable currency movements, and a continued shift in mix toward product lines that have lower margins than the corporate average. In the year ended June 30, 1997 gross profit as a percentage of revenues was 50%, compared to 51% in the year ended June 30, 1996. The decline in gross profit margin was primarily due to adverse currency movements and a mix shift to product lines that had lower margins than the corporate average. The Company expects the gross profit margin for the year ending June 30, 1999 to remain at approximately the same level as compared to the year ended June 30, 1998, with operating efficiencies and benefits from previous restructuring activities offsetting pricing pressures and the continued shift toward lower-margin products.

     Selling, general, and administrative ("SG&A") expense as a percentage of revenues declined to 26% for the year ended June 30, 1998. The reduction in SG&A expense for the year ended June 30, 1998 was the result of currency movements, the absence of bonus expense in 1998 compared to the year ended June 30, 1997, and benefits from prior restructuring actions. SG&A expense as a percentage of revenues declined to 28% for the year ended June 30, 1997 from 30% for the year ended June 30, 1996. The reduction in SG&A costs in 1997 was largely the result of benefits from prior restructuring actions. For the years ended June 30, 1997 and 1996, SG&A expense included charges for severance and other costs of $6 million and $12 million, respectively.

     BUSINESS SEGMENTS

     During the quarter ended June 30, 1998, the Company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new TE&I business segment. This allows the Company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The Company's financial results are now reported as two business segments, described below, and the corporate group.

     Electronics OEM Components

     This business segment serves OEMs in transportation, defense, and a wide range of commercial electronics industries.

                                              YEAR ENDED JUNE 30,
                                            ------------------------
                                            1998      1997      1996
                                            ----      ----      ----
                                             (DOLLARS IN MILLIONS)
Revenues..................................  $815      $758      $671
Constant currency revenue growth..........    12%       16%(a)    10%

---------------
(a) Includes TouchPanel Systems ("TPS"), a Japanese joint venture of Elo TouchSystems, previously accounted for under the equity method. Excluding TPS, segment growth was 12% in 1997.

     For the year ended June 30, 1998, revenues in the electronics OEM components business segment were $815 million, up 12% on a constant currency basis, reflecting increased sales across all product divisions. Revenues from the sale of circuit protection devices were up 17% on a constant currency basis from 1997. The strong growth during the first three quarters of 1998 was partially offset by a sharp decline in the fourth quarter, reflecting the slowdown in worldwide demand for electronic components and continuing pricing pressures. The average sales price of circuit protection devices declined 9% in comparison to 1997, with a greater impact in the second half of fiscal 1998. As a result of a slowdown in the worldwide demand for electronic components, the Company expects slower revenue growth in sales of its circuit protection devices during the first half of 1999. Revenues from interconnection products were up 9% on a constant currency basis, reflecting growth in commercial, automotive and aerospace markets, partially offset by a decline in defense markets. On a constant currency basis, revenues from the sale of touchscreen products were up 18% from the previous year, with strong growth in the U.S. and Europe offsetting sales declines in Japan. The segment's gross profit as a percentage of revenues declined three percentage points for the year ended June 30, 1998 when compared to the prior year, primarily because of price reductions in most of the segment's product lines, as well as adverse currency movements.

     For the year ended June 30, 1997, revenues for the electronics OEM components business segment were $758 million, up 16% in constant currency terms over 1996. Revenues in the segment increased significantly over the prior year, with solid performance across all markets. Sales of circuit protection devices were up 27% compared to 1996, reflecting an increase of 42% in unit volumes, partially offset by an 8% price reduction and a shift in product mix toward lower-priced devices. Sales of interconnection products were up 14% in commercial markets and up slightly in defense markets. Revenues from the sale of touchscreen products increased 19% for the year ended June 30, 1997. The segment's gross profit as a percentage of revenues remained essentially unchanged, as price declines were offset by improved manufacturing efficiencies.

     Telecommunications, Energy and Industrial

     This business segment serves telecommunication operators; power, gas, and water utilities; and industrial plants and pipelines.

                                             YEAR ENDED JUNE 30,
                                         ----------------------------
                                         1998       1997        1996
                                         ----      ------      ------
                                            (DOLLARS IN MILLIONS)
Revenues...............................  $983      $1,007      $1,001
Constant currency revenue growth.......     2%          3%          7%

     For the year ended June 30, 1998, revenues for the telecommunications, energy and industrial business segment were $983 million, up 2% on a constant currency basis. Sales of access network electronics increased over 40% compared to the prior year. The strong growth in sales of access network electronics and fiber accessories offset continued declines in sales of copper cable accessories, which declined 6%. Growth rates for sales in access network electronics are expected to remain strong in North America during 1999, which will be partially offset by the Company's decision to discontinue sales of access network electronics internationally. Sales of electric heat-tracing systems declined 11%, reflecting a sharp decline in the second half of fiscal 1998 due in part to the unusually warm winter in certain regions of Europe and the United States. Gross profit as a percentage of revenues declined one percentage point compared to 1997. This decline primarily reflected price declines in most of the segment's markets, adverse currency movements, and the continued shift in product mix away from copper cable accessories to lower-margin products, particularly access network electronics.

     For the year ended June 30, 1997, revenues for the telecommunications, energy and industrial business segment were $1.007 billion, up 3% on a constant currency basis. Strong sales growth of access network electronics and fiber-optic products more than offset a 6% decline in sales of copper cable accessories. Sales of electrical products declined due to lower surge arrester sales, principally in Canada. Revenues from the sale of heat-tracing products experienced strong growth, while sales of corrosion prevention products remained essentially flat. The segment's gross profit as a percentage of revenues declined two percentage points compared to 1996, primarily reflecting a shift in product mix from copper cable accessories to access network electronics products, which generally have lower margins.

     PROVISION FOR RESTRUCTURING AND DIVESTITURES

     Over the past several years, the Company has strengthened its core businesses and improved its results of operations through a series of initiatives. These actions were designed to streamline the Company's operations, reduce operating costs, and position the Company for profitable growth.

     During the quarter ended June 30, 1998, the Company incurred a pretax restructuring charge of $28 million (the 1998 restructuring). The charge impacted the operating income of the business segments as follows: electronics OEM components -- $7 million; telecommunications, energy and industrial -- $15 million; and resulted in a charge to the corporate group of $6 million. The restructuring actions included write-downs of inventory, reflecting the Company's decision to discontinue sales of access network electronics products internationally; write-downs of machinery and equipment related to the shutdown of certain product lines and operations; severance costs related to the consolidation of the telecommunications and energy networks segment and the commercial and industrial infrastructure segment; and severance costs associated with moving certain manufacturing facilities to lower-cost locations. Approximately $12 million of the 1998 restructuring charge is cash in nature and is expected to be funded through operating cash flow. The remaining $16 million primarily represents write-downs of inventory and machinery and equipment. As a result of the 1998 restructuring, approximately 130 positions will be eliminated. The 1998 restructuring is expected to be substantially completed by the end of 1999.

     During the third quarter of 1997, the Company incurred a pretax restructuring charge of $53 million to implement several streamlining programs and eliminated approximately 500 positions (the 1997 restructuring). As of June 30, 1998, 382 employees have separated from the Company and 71 employees have assumed other positions within the Company as a result of the 1997 restructuring. The charge impacted the operating income of the business segments as follows: electronics OEM components -- $12 million; telecommunications, energy and industrial -- $32 million; and resulted in a charge to the corporate group of $9 million. A significant portion of the restructuring expenses included severance costs and asset write-downs for consolidating the Telecom and Electrical Products divisions to achieve greater sales synergies and to improve manufacturing and product development efficiencies in their cable accessories businesses. Additional one-time costs were incurred to consolidate the Electronics and PolySwitch divisions, streamline the worldwide operations of the commercial and industrial infrastructure business segment, and restructure the research and development organization in the United Kingdom. The 1997 restructuring was substantially completed by June 30, 1998. Approximately $36 million of the 1997 restructuring charge was cash in nature and was funded through operating cash flow.

     During the third quarter of 1996, the core business incurred a pretax restructuring charge of $44 million to simplify operations and reduce costs (the 1996 restructuring). The charge impacted operating income of the Company's business segments as follows: electronics OEM components -- $14 million; telecommunications, energy and industrial -- $28 million; and resulted in a charge to the corporate group of $2 million. The restructuring charge included $38 million for employee severance costs. As of June 30, 1998, 676 positions have been eliminated. The bulk of these actions affected Raychem locations in Europe where the Company's manufacturing and support operations in Belgium, France, and the United Kingdom were reconfigured. In addition, a variety of other restructuring actions at both divisional and corporate levels took place throughout Raychem's worldwide organization. The 1996 restructuring was substantially completed by June 30, 1997. The charge, excluding $4 million in net asset write-downs, was cash in nature and was funded through operating cash flow.

     The Company expects each of the 1998 and 1997 restructuring charges to be recovered over an 18- to 24-month period. Each restructuring action is expected to result in an annual run-rate savings in the range of $30 to $35 million. The 1996 restructuring actions resulted in approximately $39 million of annualized savings.

     ACQUISITION

     In June 1998, the Company signed a letter of intent to acquire the telecommunications business of Plasticos Mondragon S.A., a company organized under the laws of Spain ("Mondragon"). The Mondragon telecommunications business, which has annual sales of about $17 million, manufactures and supplies components for connecting, insulating, and protecting copper and fiber-optic telephone networks. The acquisition is expected to be completed in the first half of fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial position continues to be strong. At June 30, 1998, the Company had $93 million in cash and cash equivalents and $424 million in unused credit facilities, of which $307 million are committed facilities. The combination of cash and cash equivalents, available lines of credit, proceeds from the Offered Securities and future cash flows from operations is expected to be sufficient to satisfy substantially all of the Company's needs for cash for anticipated capital expenditures, working capital, dividends, share repurchases, and potential acquisitions.

     The following table presents certain measures of liquidity and capital resources:

                                                                YEAR ENDED JUNE 30,
                                                              -----------------------
                                                              1998     1997     1996
                                                              -----    -----    -----
                                                               (DOLLARS IN MILLIONS)
Debt net of cash............................................  $247     $137     $ 79
Debt net of cash as a percentage of stockholders' equity....    29%      16%       9%
Days' sales outstanding.....................................    62       59       60
Days' sales in inventory....................................   104       99      104

     The increase in debt net of cash in 1998 was primarily the result of an increase in short-term borrowings to repurchase shares of the Company's Common Stock. During 1998, the Company repurchased 5.7 million shares for $239 million. The $58 million increase in debt net of cash in 1997 was also primarily due to increased share repurchases. From July 1 through August 26, 1998, the Company repurchased 3.2 million shares for $100 million.

     Days' sales in inventory ("DSI") increased to 104 days for the year ended June 30, 1998, caused in part by a decrease in sales in the fourth quarter and higher inventory levels. In June 1998, the Company organized all key supply chain activities and logistics resources into a single organization. Although the Company expects only modest improvement in inventory levels in the short term, the Company is focusing on improvements to supply chain management together with the implementation of a fully integrated enterprisewide information system to help reduce DSI in the longer term. In 1997, DSI decreased to 99 days, reflecting ongoing efforts by the Company to reduce the number of locations holding inventory and the levels of inventory being held.

     The table below summarizes the Company's cash flows from operating, investing, and financing activities:

                                                               YEAR ENDED JUNE 30,
                                                             -----------------------
                                                             1998     1997     1996
                                                             -----    -----    -----
                                                              (DOLLARS IN MILLIONS)
Net cash provided by (used in):
  Operating activities.....................................  $ 208    $ 229    $ 224
  Investing activities.....................................   (114)     (60)    (101)
  Financing activities.....................................    (83)    (296)     (11)
Effect of exchange rate changes on cash and cash
  equivalents..............................................     (5)     (11)      (6)
Increase (decrease) in cash and cash equivalents...........  $   6    $(138)   $ 106

     OPERATING ACTIVITIES

     The decrease in net cash provided by operating activities in 1998 was primarily the result of increased levels of inventory, and decreased levels of accounts payable and other accrued liabilities, partially offset by lower tax payments. Net cash payments for restructuring and divestitures were $21 million in 1998, $24 million in 1997, and $17 million in 1996. At June 30, 1998, $22 million of accrued severance liability remained, which is expected to be substantially paid in cash in 1999. Also, in 1999 through 2001, the Company expects the U.S. tax provision to exceed cash tax payments by an amount in the range of $30 to $50 million each year. This difference results from tax benefits that were reported in the financial statements in 1996, 1997, and 1998 that will be realized in cash through reduced tax payments in 1999 and thereafter.

     INVESTING ACTIVITIES

     Net cash used in investing activities in 1998 was $114 million, compared to $60 million in 1997 and $101 million in 1996. Capital expenditures were $105 million in 1998, $90 million in 1997, and $79 million in 1996. Capital expenditures in 1999 are expected to be approximately $100 million. In 1998, the Company made an investment of $10 million in cash related to an alliance with Tadiran Telecommunications Ltd. In 1997, the Company received $25 million from the sale of intellectual property and $8 million from liquidations of other investments, and invested $10 million in Superconducting Core Technologies, Inc. In 1996, the Company made a cash investment of $23 million in Ericsson Raynet. Also, in 1996, the Company received $7 million in cash proceeds from the sale of its shape memory metal components business. In the first half of fiscal 1999, the Company expects to acquire the telecommunications business of Mondragon for a cash purchase price of approximately $40 million.

     FINANCING ACTIVITIES

     Net cash used in financing activities decreased to $83 million in 1998 from $296 million in 1997. During 1998, the Company repurchased 5.7 million shares of the Company's Common Stock for $239 million. The Company repurchased 6.8 million shares in 1997 for $247 million, and 3.0 million shares in 1996 for $95 million. In July 1997, the board of directors authorized management to spend up to $300 million during any fiscal year, commencing with 1998, to repurchase the Company's Common Stock. Spending on share repurchases in 1998 was funded in part by increased borrowings under the Company's committed credit facilities. Net proceeds from short-term debt were $131 million in 1998 compared to $10 million in 1997. In addition, cash used in financing activities during 1997 included $118 million used to prepay the balance of a syndicated term loan agreement.

     In September 1996, the Company entered into a syndicated five-year revolving credit agreement for $400 million, replacing an existing $250 million revolving credit facility. Borrowings under the revolving credit agreement bear interest at variable spreads over LIBOR. The revolving credit agreement includes covenants that, among other things, specify a maximum leverage limit and a minimum fixed-charge coverage ratio.

     In April 1996, the Company entered into a lease financing secured by the majority of its manufacturing equipment in the United States. The Company has the option of terminating the transaction for a fixed amount in 10 years. The arrangement is accounted for as 10-year partially amortizing secured debt, with interest that varies periodically with LIBOR. Cash proceeds from the financing were approximately $113 million and were used in roughly equal proportions for reduction of long-term debt and for other corporate purposes. The arrangement lowered the Company's long-term borrowing costs.

     Net interest expense was $12 million in 1998 compared to $5 million in 1997 and $10 million in 1996. The increase in 1998 was principally due to the increased level of short-term borrowings. The decrease in 1997 was primarily the result of lower average debt levels during the year and the prepayment of higher-cost long-term debt.

     The Company's quarterly cash dividend has been paid consistently since the second quarter of 1978. In the third quarter of 1996, the quarterly dividend was increased 25% to $0.05 per share. Effective in the third quarter of 1997, the Company increased the quarterly dividend 40% to $0.07 per share. Effective in the third quarter of 1998, the Company increased the quarterly dividend an additional 14% to $0.08 per share. During 1998, the Company paid $25 million in dividends to its stockholders, compared to $21 million in 1997 and $16 million in 1996. The Company expects to continue to pay cash dividends in the foreseeable future.

MARKET RISK DISCUSSION

     The Company's cash flow and earnings are subject to fluctuations due to exchange rate variation. The Company attempts to limit its exposure to changing foreign currency exchange ("FX") rates through both operational and financial market actions. The Company manufactures its products in a number of locations around the world, and hence has a cost base that is well diversified over a number of European and Asian currencies as well as the U.S. dollar ("USD"). This diverse base of local currency costs serves to partially counterbalance the earnings effect of potential changes in value of the Company's local currency-denominated revenues. Also, the Company denominates its third-party export sales in U.S. dollars, whenever possible.

     Short-term exposures to changing FX rates are managed by financial market transactions, principally through the purchase of forward FX contracts (with maturities of six months or less) to offset the earnings and cash-flow impact of the nonfunctional currency-denominated receivables and payables. Forward FX contracts are denominated in the same currency as the receivable or payable being covered, and the term of the forward FX contract matches the term of the underlying receivable or payable. The Company covers all known and measurable exposed receivables and payables denominated in currencies that have a liquid, cost-effective forward foreign exchange market. The receivables and payables being covered arise from trade and intercompany transactions, intercompany loans, and other firm commitments affecting the Company.

     The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in FX rates on the Company's operations. Accordingly, the Company's reported revenues and net income have been, and in the future may be, affected by changes in FX rates.

     The Company does not have significant exposure to changing interest rates because of the low net levels of both marketable securities and debt on the Company's balance sheet. The Company does not undertake any specific actions to cover its exposure to interest rate risk and the Company is not a party to any interest rate risk management transactions.

     The Company does not purchase or hold any derivative financial instruments for trading purposes.

     EXCHANGE RATE SENSITIVITY

     The tables below provide information about the Company's derivative financial instruments and related balance sheet items by currency and present such information in USD equivalents. The tables summarize information on instruments and related underlying transactions that are sensitive to FX rates, including foreign currency forward exchange contracts and nonfunctional currency-denominated receivables and payables. The net amount that is exposed to changes in foreign currency rates is then subjected to a 10% change in the value of the foreign currency versus the U.S. dollar. The Company believes it has no material sensitivity to changes in foreign currency rates on its net exposed derivative financial instrument position.

     The tables below present the impact on the Company's earnings of a 10% appreciation and a 10% depreciation of the U.S. dollar against the indicated currencies.

                                               NET UNDERLYING        NET              FX              FX
         JUNE 30, 1998               USD          FOREIGN          EXPOSED       GAIN (LOSS)     GAIN (LOSS)
          (DOLLARS IN             VALUE OF        CURRENCY       LONG (SHORT)      FROM 10%        FROM 10%
           MILLIONS)               NET FX       TRANSACTION        CURRENCY      APPRECIATION    DEPRECIATION
            CURRENCY              CONTRACTS      EXPOSURES         POSITION         OF USD          OF USD
            --------              ---------    --------------    ------------    ------------    ------------
Belgian franc...................   $ 16.5          $ 20.5           $ (4.1)         $ 0.4           $(0.5)
German mark.....................     10.6             7.5             (3.1)           0.3            (0.3)
Spanish peseta..................     36.2            35.7              0.5             --             0.1
French franc....................     16.9            15.7             (1.1)           0.1            (0.1)
British pound...................      3.1             5.2              2.1           (0.2)            0.2
Italian lira....................     10.1             9.7             (0.3)            --              --
Japanese yen....................     40.3            26.9            (13.4)           1.2            (1.5)
Others..........................     24.5            26.2             (1.4)           0.1            (0.2)
                                   ------          ------           ------          -----           -----
          Total.................   $158.2          $147.4           $(20.8)         $ 1.9           $(2.3)
                                   ======          ======           ======          =====           =====

                                               NET UNDERLYING        NET              FX              FX
         JUNE 30, 1997               USD          FOREIGN          EXPOSED       GAIN (LOSS)     GAIN (LOSS)
          (DOLLARS IN             VALUE OF        CURRENCY       LONG (SHORT)      FROM 10%        FROM 10%
           MILLIONS)               NET FX       TRANSACTION        CURRENCY      APPRECIATION    DEPRECIATION
            CURRENCY              CONTRACTS      EXPOSURES         POSITION         OF USD          OF USD
            --------              ---------    --------------    ------------    ------------    ------------
Belgian franc...................   $  1.6          $  8.1           $ (6.6)          $0.6           $(0.7)
German mark.....................      9.0             9.4              0.4             --              --
French franc....................     13.3            11.1             (2.2)           0.2            (0.3)
British pound...................      1.7             1.2             (0.4)            --              --
Italian lira....................      9.4            10.2              0.8             --              --
Japanese yen....................     35.4            34.6             (0.9)            --              --
Others..........................     41.6            39.0             (2.8)           0.3            (0.3)
                                   ------          ------           ------           ----           -----
          Total.................   $112.0          $113.6           $(11.7)          $1.1           $(1.3)
                                   ======          ======           ======           ====           =====

     INTEREST RATE SENSITIVITY

     A 60-basis-point move in interest rates (10% of the Company's weighted-average worldwide interest rate in 1998) affecting the Company's floating-rate financial instruments as of June 30, 1998, including both debt obligations and investments, would have an immaterial effect on the Company's pretax earnings over the next fiscal year. A 60-basis-point move in interest rates would also have an immaterial effect on the fair value of the Company's fixed rate financial instruments as of June 30, 1998. In 1997, an assumed 55-basis-point move in interest rates (10% of the Company's weighted-average worldwide interest rate in 1997) was also determined to have an immaterial effect.

YEAR 2000

     The Company has a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and infrastructure, suppliers, and customers that are not

Year 2000 compliant, and to develop, implement, and test remediation and contingency plans to mitigate these risks. The project comprises four phases:
(1) identification of risks, (2) assessment of risks, (3) development of remediation and contingency plans, and (4) implementation and testing. See "Risk Factors -- Problems associated with Year 2000" in the accompanying Prospectus.

     INFORMATION SYSTEMS

     As part of an enterprisewide process reengineering commenced in 1996, the Company is replacing a substantial portion of its existing information systems with a fully integrated, enterprisewide information system that it expects will be Year 2000 compliant, and that will support the majority of the Company's operations, including major plants in the United States and Europe. This project was undertaken without regard to possible Year 2000 issues and has not been accelerated as a result of Year 2000 issues. Therefore, the Company does not expect to record Year 2000-related expenses in connection with the implementation of this system. However, this system will not be fully implemented in certain of the Company's locations by the year 2000. A review of the Company's information systems for locations where this system will not have been implemented prior to January 1, 2000 has been completed and the Company is currently determining the work necessary for the existing systems in these locations to become Year 2000 compliant.

     The Company uses a standardized enterprise information system in its Asian, Latin American, and certain other locations, and for sales-order and supply-chain activity in certain plants in North America. The Company is currently in the process of implementing an upgrade for this system, which is expected to be Year 2000 compliant, and expects this upgrade to be completed by mid-calendar year 1999. Testing of all information systems will be conducted over the next year. The Company's Electronic Data Interchange applications (through which the Company communicates business transactions with certain of its customers and suppliers) will be converted to be Year 2000 compliant by the end of calendar year 1998. The Company is also actively reviewing its hardware and systems infrastructure, such as networks, to attempt to achieve Year 2000 compliance in order to support the activities described above.

     PRODUCTS

     The Company has assessed the capabilities of most of its products sold to customers and is in the process of developing remediation plans for Year 2000 compliance. Based on the assessments made to date, only a small number of the Company's products are affected by Year 2000 issues. The Company expects to make the products that it will continue to sell Year 2000 compliant within the next six months and to make upgrades available for certain other products.

     OPERATIONS AND INFRASTRUCTURE

     Machinery and equipment and other items used in the operations and facilities of the Company are currently being assessed for Year 2000 compliance. This assessment is in the beginning stage and is expected to be completed during the first quarter of fiscal 1999.

     SUPPLIERS

     The Company is also in the process of evaluating its supplier base to determine whether Year 2000 issues affecting suppliers will adversely impact the Company's operations. To mitigate this risk, the Company has contacted its suppliers to assess their Year 2000 readiness and will continue to monitor the progress of its key suppliers. The Company has a limited number of key suppliers and expects to have the assessment of these key suppliers completed during the next six months.

     CUSTOMERS

     The Company established a Global Year 2000 Desk at its headquarters in California to handle all customer requests for compliance, survey, and other general information related to its Year 2000 Programs.

                       DESCRIPTION OF OFFERED SECURITIES

     The Notes due 2005 and the Notes due 2008 are each a series of "Debt Securities" as defined and described in the accompanying Prospectus. The following description of certain terms of the Offered Securities supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following statements regarding certain provisions of the Offered Securities and the Indenture (as defined below) are summaries and do not purport to be complete. Such statements are qualified by reference to the provisions of the forms of the Offered Securities and the Indenture, copies of which may be obtained as described under "Available Information" in the accompanying Prospectus. As used under this caption "Description of Offered Securities", all references to the "Company" mean Raychem Corporation excluding, unless the context otherwise requires or unless otherwise expressly stated, its subsidiaries. Other capitalized terms used under this caption but not otherwise defined in this Prospectus Supplement have the meanings given to them in the accompanying Prospectus or, if not defined in the Prospectus, in the Indenture.

     The Offered Securities will be issued pursuant to an Indenture (the "Indenture") between the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee").

GENERAL

     The Notes due 2005 and the Notes due 2008 will each constitute a separate series of Debt Securities under the Indenture, initially limited, in the case of
the Notes due 2005, to $          million aggregate principal amount and, in the
case of the Notes due 2008, to $          million aggregate principal amount.
The Notes due 2005 will mature on October 1, 2005 and the Notes due 2008 will mature on October 1, 2008. The Notes due 2005 will bear interest at the rate of
     % per annum and the Notes due 2008 will bear interest at the rate of      %
per annum. Interest on the Offered Securities will accrue from             ,
1998 or from the most recent date to which interest has been paid or duly provided for. Interest on the Offered Securities will be payable semiannually in arrears on April 1 and October 1 (each, an "Interest Payment Date") of each year, commencing April 1, 1999, to the persons in whose names such Offered Securities are registered at the close of business on the March 15 or September 15 (each, a "Regular Record Date"), as the case may be, next preceding such Interest Payment Date. Interest on the Offered Securities will be computed on the basis of a 360-day year of twelve 30-day months.

     If any Interest Payment Date, Redemption Date (as defined below) or maturity date of any of the Offered Securities is not a Business Day at any Place of Payment, then payment of principal, premium, if any, and interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, Redemption Date or maturity date, as the case may be.

     The Offered Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The Notes due 2005 and the Notes due 2008 will each be represented by one or more permanent Global Securities in book-entry form, except under the limited circumstances described in the accompanying Prospectus under "Description of Debt Securities -- Global Securities". The Global Securities will be registered in the name of a nominee of The Depository Trust Company, as Depository for the Offered Securities. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

     Notices and demands to or upon the Company in respect of the Offered Securities and the Indenture may be served and, in the event that Offered Securities are issued in definitive certificated form, the Offered Securities may be surrendered for payment, registration of transfer or exchange, at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, which will initially be the office of the Trustee, which on the date of this Prospectus Supplement is located at Chase Manhattan Bank and Trust Company, National Association c/o The Chase Manhattan Bank, 55 Water Street, Room 234, Second Floor, North Building, New York, New York 10041.

     The Offered Securities will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by the Company at the option of the holders. The Offered Securities will be subject to redemption at the option of the Company as described below under "-- Redemption at the Option of the Company".

     The Indenture does not limit the aggregate amount of Debt Securities that may be issued thereunder nor does it limit the incurrence or issuance of other debt by the Company or any of its subsidiaries.

RANKING

     The Offered Securities will be unsecured and unsubordinated obligations of the Company and will rank on a parity in priority of payment with all other unsecured and unsubordinated indebtedness of the Company. However, the Offered Securities are obligations exclusively of the Company, and the cash flow and consequent ability of the Company to service its debt, including the Offered Securities, are in part dependent upon the results of operations of its subsidiaries. In addition, the Offered Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. See "Description of Debt Securities -- Ranking of Debt Securities; Holding Company Structure" in the accompanying Prospectus.

     The Offered Securities will rank junior in priority of payment to all secured and unsubordinated obligations of the Company to the extent of the collateral securing such obligations. In April 1996, the Company entered into a lease financing covering the majority of its manufacturing equipment in the United States. This arrangement is accounted for as 10-year partially amortizing secured debt with an outstanding principal amount of $112 million (including $5 million current portion) as of June 30, 1998. See "Capitalization."

REDEMPTION AT THE OPTION OF THE COMPANY

     The Offered Securities of each series will be redeemable, in whole or from time to time in part, at the option of the Company on any date (each, a "Redemption Date") at a redemption price equal to the greater of (a) 100% of the principal amount of the Offered Securities of such series to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day
year consisting of twelve 30-day months) at the Treasury Rate plus      basis
points (in the case of the Notes due 2005) or      basis points (in the case of
the Notes due 2008), plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date. Notwithstanding the foregoing, installments of interest on Offered Securities that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date will be payable to the holders of such Offered Securities registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Offered Securities of any series, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date of the Offered Securities of such series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date. As used in the immediately preceding sentence and in the definition of "Reference Treasury Dealer Quotations" below, the term "Business Day" means each Monday, Tuesday,

Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Offered Securities of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Securities of such series.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date for the Offered Securities of any series, (a) the average of four Reference Treasury Dealer Quotations for the Offered Securities of such series for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, BancAmerica Securities, Inc., Chase Securities Inc. and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date for the Offered Securities of any series, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third Business Day preceding such Redemption Date.

     "Final Maturity Date" means (i) with respect to the Notes due 2005, October 1, 2005 and (ii) with respect to the Notes due 2008, October 1, 2008.

     Notice of any redemption by the Company will be mailed at least 30 days but not more than 60 days before the relevant Redemption Date to each holder of Offered Securities to be redeemed. If less than all the Offered Securities of any series are to be redeemed at the option of the Company, the Trustee will select, in such manner as it deems fair and appropriate, the Offered Securities of such series to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after any Redemption Date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Offered Securities set forth opposite their respective names below:

                                                   PRINCIPAL AMOUNT OF      PRINCIPAL AMOUNT OF
                      NAME                           NOTES DUE 2005           NOTES DUE 2008
                      ----                        ---------------------    ---------------------
Morgan Stanley & Co. Incorporated...............      $                        $
BancAmerica Securities, Inc.....................
Chase Securities Inc............................
J. P. Morgan Securities Inc.....................
                                                      ------------             ------------
          Total.................................      $                        $
                                                      ============             ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer part of the Offered Securities directly to the public at the respective public offering prices set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of      % of the principal amount in the case of the
Notes due 2005 and      % of the principal amount in the case of the Notes due
2008. Any Underwriter may allow, and any such dealer may reallow, a concession
not in excess of      % of the principal amount in the case of the Notes due
2005 and      % of the principal amount in the case of the Notes due 2008 to certain other dealers. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of any of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Offered Securities.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes due 2005 or the Notes due 2008 for their own account. In addition, to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, Offered Securities in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Offered Securities in the offering, if the Underwriters repurchase previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     As described under "Use of Proceeds", the Company intends to use a portion of the net proceeds from the offering of the Offered Securities to repay indebtedness outstanding under the Credit Facility. The lenders under the Credit Facility include Bank of America, National Trust and Savings Association and The Chase Manhattan Bank, which are affiliates of BancAmerica Securities, Inc. and Chase Securities Inc., respectively, two of the Underwriters. It is expected that these two lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the Offered Securities in the form of repayment of borrowings outstanding under the Credit Facility. Accordingly, the offering of the Offered Securities is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     The validity of the issuance of the Offered Securities offered hereby and certain related matters will be passed upon for the Company by the Vice President and General Counsel of the Company, and Heller Ehrman White & McAuliffe, Palo Alto, California, the Company's counsel. Brown & Wood LLP, San Francisco, California will act as counsel to the Underwriters.

PROSPECTUS

                                  $400,000,000

                              RAYCHEM CORPORATION
                                DEBT SECURITIES

                            ------------------------

     Raychem Corporation (the "Company") may offer and issue from time to time, together or separately, in one or more series, debentures, notes or other unsecured evidences of indebtedness (the "Debt Securities") of the Company. The aggregate initial public offering price of the Debt Securities offered by the Company hereby will not exceed $400,000,000 (or the equivalent in foreign currencies, currency units or composite currencies (each, a "Foreign Currency")). The Debt Securities will be offered at prices and on terms to be determined at the time such Debt Securities are offered for sale. The Debt Securities will be unsecured and unsubordinated indebtedness of the Company.

     When a particular series of Debt Securities is offered, a prospectus supplement (each, a "Prospectus Supplement") together with this Prospectus will be delivered setting forth the terms of such Debt Securities, including, where applicable, the specific designation of such series of Debt Securities, aggregate principal amount, maturity, rate or rates of any interest, interest commencement date, interest payment dates, record dates, any redemption provisions, any sinking fund provisions, denominations, the currency (if other than U.S. dollars) in which such Debt Securities are denominated or are payable, any index to be used for determining the amount of any payment of principal or interest, any additional covenants or events of default, whether such series of Debt Securities is issuable in the form of one or more global Debt Securities ("Global Securities"), any listing on a securities exchange, the initial public offering price, methods of distribution and any other specific terms of such Debt Securities.

                            ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF
       CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE DEBT SECURITIES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     The Company may sell Debt Securities to or through underwriters, through dealers or agents, or directly to other purchasers. If any underwriters or agents are involved in the sale of Debt Securities in respect of which this Prospectus is being delivered, the names of such underwriters or agents, the amount proposed to be purchased by or sold through them, and any compensation to such underwriters or agents, will be set forth in the applicable Prospectus Supplement. The net proceeds to the Company from the sale of the applicable Debt Securities will also be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

                           MORGAN STANLEY DEAN WITTER
September 24, 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING OF THE DEBT SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE DEBT SECURITIES. SPECIFICALLY, THE UNDERWRITERS OR AGENTS SPECIFIED IN THE RELEVANT PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE THE DEBT SECURITIES OR ANY SECURITIES THE PRICES OF WHICH MAY BE USED TO DETERMINE PAYMENTS ON THE DEBT SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" IN THIS PROSPECTUS AND "PLAN OF DISTRIBUTION" OR "UNDERWRITERS" IN THE RELEVANT PROSPECTUS SUPPLEMENT.

     No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement, and any such other information, or representations, if given or made, must not be relied upon as having been so authorized. The delivery of this Prospectus and the accompanying Prospectus Supplement or any sale made hereunder or thereunder at any time does not imply that the information included or incorporated by reference herein or therein is correct as of any time subsequent to its date. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy any of the securities offered hereby or thereby in any jurisdiction where, and to any person to whom, it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at such address. Such reports, proxy statements and other information can also be inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison, Chicago, Illinois 60661, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission and the address of such site is http://www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998; and

     (b) The Company's Current Report on Form 8-K filed with the Commission on August 19, 1998.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the relevant Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Upon written or oral request directed to Investor Relations, Raychem Corporation, MS 111/2A, 300 Constitution Drive, Menlo Park, California 94025-1164, telephone (650) 361-3333, the Company will provide, without charge, to any person to whom this Prospectus is delivered, a copy of any document incorporated by reference in this Prospectus (not including exhibits to any such document except to the extent any such exhibits are specifically incorporated by reference in the information incorporated in this Prospectus).

                      ------------------------------------

     STATEMENTS MADE IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE EXCHANGE ACT. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE RISKS DESCRIBED IN THIS PROSPECTUS (AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCE) WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE AND INCORPORATED BY REFERENCE HEREIN.

                                  THE COMPANY

     The Company, founded in 1957, is a broadly based materials science company serving both domestic and international markets. The Company utilizes its expertise in materials science, electronics and process engineering to develop, manufacture and market a variety of high-performance products for electronics original equipment manufacturers ("OEMs"), and telecommunications, energy and industrial applications. During the quarter ended June 30, 1998, the Company realigned its businesses by combining the former telecommunications and energy networks segment and the commercial and industrial infrastructure segment into the new telecommunications, energy and industrial ("TE&I") business segment. This realignment allows the Company to offer a broader product line, more efficient distribution, and services to respond to customers' changing buying patterns. The Company's financial results are now reported as two business segments described below, and the corporate group.

     Electronics OEM Components Business Segment. The electronics OEM components business segment serves OEMs in the aerospace, automotive, communications, defense, information processing and other industries. Products offered by this segment include circuit protection devices, wire and cable, heat-shrinkable insulation and molded parts, and computer touchmonitors.

     TE&I Business Segment. The TE&I business segment serves telephone operating companies, utilities, industrial plants, and other customers who build and maintain commercial and industrial infrastructures. Products offered by this segment include telephone copper accessories, fiber-optic cable systems and accessories, access network electronics, electric power cable accessories, heat-tracing systems and corrosion protection products.

     The Company's principal domestic facilities are located in Menlo Park and Redwood City, California, and in Fuquay-Varina, North Carolina. Additional facilities of significant size are located in Belgium, Germany, Ireland, Japan, Mexico, the People's Republic of China, and the United Kingdom. The Company's principal executive offices are located at 300 Constitution Drive, Menlo Park, California 94025-1164, and its telephone number is (650) 361-3333. Unless otherwise expressly stated or the context otherwise requires, the terms "Company" and "Raychem" mean Raychem Corporation and its consolidated subsidiaries.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below and incorporated herein by reference before purchasing any of the Debt Securities.

     FLUCTUATIONS IN FOREIGN EXCHANGE RATES MAY AFFECT THE COMPANY'S
RESULTS. Approximately two-thirds of the Company's revenues result from sales outside the United States, a significant portion of which are denominated in foreign currencies. In addition, the Company has several production facilities located outside the United States. The Company's financial results therefore can be affected by changes in foreign currency rates. To mitigate these effects, the Company hedges its transaction exposure (i.e., the effect on earnings and cash flows of changes in foreign exchange rates on receivables and payables denominated in foreign currencies). The Company does not hedge its foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on the Company's consolidated net income. Accordingly, the Company's reported revenues and net income have been and in the future may be affected by changes in foreign exchange rates.

     IMPORTANCE OF INTERNATIONAL MARKETS. International markets provide the Company with significant growth opportunities. However, the following events, among others, could adversely affect the Company's financial results:

     - periodic economic downturns in different regions of the world,

     - changes in trade policies or tariffs,

     - political instability, and

     - fluctuations in exchange rates.

     During the six months ended June 30, 1998, the deterioration of economic conditions in certain Asian countries has caused revenues in Asia to fall below the Company's expectations. Future results in Asia will depend on an improvement in these economic conditions. Continuing economic recession in Asia may lead to the cancellation of orders, pressure to reduce prices in the region, and difficulty in collecting receivables owed to the Company or other factors that may adversely affect the Company.

     RESTRUCTURING ACTIONS MAY NOT ACHIEVE INTENDED RESULTS. The Company continues to implement a number of complex restructuring actions. Delay or difficulty in implementing these actions or market factors could reduce the anticipated benefit of these actions. The Company's revenues, operating results, and financial condition could be adversely affected by the Company's ability to manage effectively the transition to the new organizational structures, to continually improve manufacturing processes, and to outsource certain activities. There can be no assurance that the Company will succeed in achieving its goals or that it will do so without unintended adverse consequences.

     PROBLEMS ASSOCIATED WITH YEAR 2000. The Company has a comprehensive Year 2000 project designed to identify and assess the risks associated with its information systems, products, operations and infrastructure, suppliers, and customers that are not Year 2000 compliant, and to develop, implement, and test remediation and contingency plans to mitigate these risks. The project comprises four phases: (1) identification of risks, (2) assessment of risks, (3) development of remediation and contingency plans, and (4) implementation and testing.

     The Company's Year 2000 project is currently in the assessment phase and, with respect to certain information systems and products, in the remediation phase. The Company believes that its greatest potential risks are associated with its information systems and systems embedded in its operations and infrastructure. The Company is at the beginning stage of assessments for its operations and infrastructure, and cannot predict whether significant problems will be identified. The Company has not yet determined the extent of contingency planning that may be required. Based on the status of the assessments made and remediation plans developed to date, the Company is not in a position to state the total cost of remediation of all Year 2000 issues. Costs identified to date have not been material. The Company does not currently expect the total costs to be material, and it expects to be able to fund the total costs through operating cash flows. However, the

Company has not yet completed its assessments, developed remediation for all problems, developed any contingency plans, or completely implemented or tested any of its remediation plans.

     As the Year 2000 project continues, the Company may discover additional Year 2000 problems, may not be able to develop, implement, or test remediation or contingency plans, or may find that the costs of these activities exceed current expectations and become material. In many cases, the Company is relying on assurances from suppliers that new and upgraded information systems and other products will be Year 2000 compliant. The Company plans to test such third-party products, but cannot be sure that its tests will be adequate or that, if problems are identified, they will be addressed in a timely and satisfactory way.

     Because the Company uses a variety of information systems and has additional systems embedded in its operations and infrastructure, the Company cannot be sure that all of its systems will work together in a Year 2000-compliant fashion. Furthermore, the Company cannot be sure that it will not suffer business interruptions, either because of its own Year 2000 problems or those of its customers or suppliers whose Year 2000 problems may make it difficult or impossible for them to fulfill their commitments to the Company. If the Company fails to satisfactorily resolve Year 2000 issues related to its products in a timely manner, it could be exposed to liability to third parties.

     The Company is continuing to evaluate Year 2000-related risks and corrective actions. However, the risks associated with the Year 2000 problem are pervasive and complex, can be difficult to identify and to address, and can result in material adverse consequences to the Company. Even if the Company, in a timely manner, completes all of its assessments, identifies and tests remediation plans believed to be adequate, and develops contingency plans believed to be adequate, some problems may not be identified or corrected in time to prevent material adverse consequences to the Company.

     IMPLEMENTATION OF NEW INFORMATION SYSTEMS COULD CAUSE BUSINESS
DISRUPTIONS. In 1996, the Company began an enterprisewide process reengineering and information-system implementation to redesign the Company's supply chain and other key business processes. This system will replace the Company's core data and information systems with a fully integrated, enterprisewide information system. It will cover all of the Company's major manufacturing sites and sales locations. The Company does not expect to fully implement the system in all geographical areas and divisions by the year 2000. However, the Company does expect to complete the implementation of this system for a major portion of the Company's business by the end of calendar year 1999. The change in systems and processes is substantial. During implementation of this new system, the change could cause delays in:

     - order processing,

     - shipments of products,

     - invoicing, and

     - the accumulation and analysis of financial data.

     There can be no assurance that these delays, if they occur, will not have an adverse effect on the Company's operating results or financial position.

     LITIGATION IS UNPREDICTABLE AND COSTLY. From time to time the Company or its subsidiaries, or both, become involved in lawsuits arising from various types of commercial claims, including:

     - product liability,

     - unfair competition,

     - antitrust,

     - breach of contract,

     - environmental, and

     - intellectual property matters.

     Currently, the Company's principal product liability litigation involves a variety of claims arising from the Company's heat-tracing and freeze-protection products. The Company also sells other products in markets where product liability issues could be material (for example, electronic interconnect products -- such as wire, cable, heat-shrinkable tubing, marking systems, connectors, and other devices -- for aerospace and automotive markets). Additionally, the Company has been named, among others, as a potentially responsible party in judicial and administrative proceedings alleging that it may be liable for the costs of correcting environmental conditions at certain hazardous waste sites.

     The Company has a substantial investment in intellectual properties (consisting of patents, trademarks, copyrights, and trade secrets). The Company relies significantly on the protection these intellectual property rights provide. Accordingly, the Company protects these rights and from time to time becomes involved in issues of infringement or theft by third parties. The third parties may assert related counterclaims against the Company, including unfair competition, antitrust or infringement claims. The Company has been involved, as both a defendant and a plaintiff, in intellectual property lawsuits and could become involved in others in the future.

     Litigation tends to be unpredictable and costly. Events outside the Company's control may affect the results of litigation. There is no assurance that litigation will not have a material adverse effect on the Company's future financial position or results of operations. Prospective investors should review the information set forth in the documents incorporated by reference and deemed to be incorporated by reference herein for additional information regarding litigation affecting the Company including, without limitation, Bourns Inc. v. Raychem Corporation. See "Available Information" and "Documents Incorporated by Reference."

     INSURANCE COVERAGE MAY BE INADEQUATE. The Company maintains various kinds of insurance to protect itself against certain potential loss exposures, including property, cargo, auto, product, general liability, and directors and officers liability insurance. To the extent that losses occur, depending on the nature of the loss, and the type and level of insurance coverage maintained by the Company, there could be an adverse effect on the Company's financial results. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases. There can be no assurance that insurance coverage:

     - will be available for all losses,

     - will continue to be available to the Company under all circumstances at commercially reasonable rates, or,

     - if available, will be adequate in amount.

     THE COMPANY'S ANNUAL EFFECTIVE TAX RATE IS DIFFICULT TO ESTIMATE. The Company determines its provision for income taxes based on the Company's level of profitability in each jurisdiction in which it is subject to tax. It is difficult for the Company to predict the geographic distribution and level of profitability in each jurisdiction. The Company's geographic distribution and level of profitability may therefore vary from forecasts. This type of variance could cause the Company's estimated annual effective tax rate in interim quarters to vary from the actual annual effective tax rate for the year.

     NEW PRODUCTS AND ACQUISITIONS MAY NOT PRODUCE ANTICIPATED BENEFITS. The Company has historically achieved part of its revenue growth by developing or acquiring new and innovative materials science technologies and products. The Company remains committed to internal research and development efforts, and will continue to pursue the acquisition of new or compatible technologies and businesses as an important part of the Company's growth strategy. The Company also has entered into, and in the future may enter into, arrangements with other companies to expand product offerings and to enhance its own manufacturing capabilities. These arrangements may include minority equity investments in the other companies. The Company cannot predict success in its research and development efforts, acquisitions of new technologies, products, or businesses, or arrangements with third parties. Accordingly, there can be no assurance that:

     - the Company will successfully realize its objectives,

     - the realization of these goals will not take longer or cost more than anticipated, or

     - there will not be unintended adverse financial or other consequences from these actions.

     ENVIRONMENTAL REGULATIONS MAY ADVERSELY IMPACT THE COMPANY'S OPERATIONS. The Company has manufacturing facilities in many countries and many of those countries subject the Company to environmental regulations. These regulations, and any changes in them, can affect the Company's manufacturing processes as well as the cost, availability, and use of raw materials. The Company's compliance with applicable environmental regulations has not had a material effect on the Company's capital expenditures or operating results in the past. However, there is no assurance that environmental regulations, or changes in such regulations, will not have a material adverse effect on the Company's future capital expenditures or operating results.

     DISRUPTIONS IN THE SUPPLY OF CERTAIN RAW MATERIALS AND COMPONENTS CAN HAVE ADVERSE EFFECTS ON THE COMPANY. In the past, a variety of factors have limited the supply of certain raw materials and components the Company uses. This may occur again in the future. In addition, certain components purchased by the Company are presently available from only one or a few sources of supply. In such cases, disruptions of established supply channels could result in increased prices, rationing, or shortages. In response, the Company tries to identify alternative materials and technologies for the raw materials and components and to develop alternative sources of supply. Disruptions in the supply of raw materials and components can adversely affect financial results.

     A SIGNIFICANT PORTION OF THE COMPANY'S FACILITIES ARE LOCATED NEAR ACTIVE EARTHQUAKE FAULTS. A significant portion of the Company's business operations, research and development activities, and its corporate headquarters, are located near major earthquake faults. The ultimate impact of a major earthquake on the Company, significant suppliers, and the general infrastructure is unknown, but could materially affect operating results. The Company predominantly is not insured for losses and interruptions caused by earthquakes.

     THE COMPANY OPERATES IN COMPETITIVE MARKETS. The Company's products compete with other products and technologies. The Company's competitors include some of the largest companies in the world. Many of these companies have financial, technical, and other resources substantially greater than the Company's. Even when the Company has strong intellectual property protection for its products, other products, at times based on lower-cost technologies, compete with the Company's products. For this and other reasons, in some of the Company's markets, prices trend downward over time, requiring improvements in manufacturing and design to remain competitive. Competitive pressures may adversely affect the Company's financial results.

     OTHER MARKET FORCES CAN ADVERSELY AFFECT THE DEMAND FOR THE COMPANY'S PRODUCTS. Changing market circumstances, such as fluctuations in demand and the seasonality of certain product lines, may affect the Company's operating results. The Company also sells certain of its products to customers in industries and countries that are experiencing periods of rapid change. For example:

     - The telecommunications industry is going through a period of rapid technological change, and customers in this industry may delay purchases of the Company's products until they resolve technology issues more clearly.

     - Foreign countries are privatizing many electric power utilities, which may affect the purchasing policies of these utility companies.

These types of market forces may adversely affect the Company's operations and financial performance.

     GEOGRAPHIC AND PRODUCT MIX CHANGES MAY AFFECT THE COMPANY'S RESULTS OF OPERATIONS. The Company's results of operations vary by product line and by geographic region. Changes in the Company's geographic or product mix of sales may therefore affect the Company's gross profits and results of operations.

     THE COMPANY'S ORDER BACKLOG IS NOT PREDICTIVE OF FUTURE RESULTS. The Company realizes a substantial amount of its revenues through orders and shipments booked within a quarter. The backlog at the end of any quarter may not predict the Company's financial results for the following quarter.

     GENERAL. Because of the foregoing factors, in addition to other factors that affect the Company's operating results and financial position, investors should:

     - not consider past financial performance or management's expectations a reliable indicator of future performance, and

     - not use historical trends to anticipate results or trends in future periods.

     In that regard, results of operations and financial condition could be adversely affected by a number of factors in addition to those discussed above, including overall economic conditions and lower than expected demand.

     The Company does not undertake an obligation to update its forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company will use the net proceeds from the sale of the Debt Securities offered hereby for general corporate purposes. Pending such uses, the Company will invest the net proceeds of the offering in marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table below sets forth the ratios of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

                                                                  YEAR ENDED JUNE 30,
                                                         -------------------------------------
                                                         1998    1997     1996    1995    1994
                                                         ----    -----    ----    ----    ----
Ratio of Earnings to Fixed Charges.....................  9.76    11.21    6.70    2.94    1.93

     In the calculation of the ratio of earnings to fixed charges, "earnings" consists of income before income taxes, extraordinary item and changes in accounting principle, adjusted to add back fixed charges (excluding capitalized interest) and equity in net loss of Ericsson Raynet joint venture. "Fixed charges" consist of interest on all indebtedness, including both amounts expensed and amounts capitalized, and the applicable portion of rental expense which approximates the interest portion of lease payments.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. Certain other specific terms of any particular series of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, then such terms described herein shall be deemed to have been superseded by such Prospectus Supplement.

     The Debt Securities are to be issued in one or more series under an Indenture (the "Indenture") between the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee"). The Debt Securities offered pursuant to this Prospectus will be limited to U.S. $400,000,000 aggregate initial public offering price (or (i) its equivalent (based on the applicable exchange rate at the time of offering or issuance), if Debt Securities are issued with principal amounts denominated in one or more Foreign Currencies as shall be designated by the Company, or (ii) if Debt Securities are issued at an original issue discount, such greater amount as shall result in an initial public offering price of up to $400,000,000 (or the equivalent thereof in one or more Foreign Currencies)). The statements herein relating to the Debt Securities and the Indenture are summaries and are subject to the detailed provisions of the Indenture. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms capitalized in this Prospectus. Whenever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference. As used in this "Description of Debt Securities," all references to the "Company" mean Raychem Corporation excluding, unless the context otherwise requires or unless otherwise expressly stated, its subsidiaries.

GENERAL

     The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank as to priority of payment equally with all other unsubordinated and unsecured indebtedness of the Company. See "-- Ranking of Debt Securities; Holding Company Structure." The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder, nor does it limit the incurrence or issuance of other debt of the Company.

     The Indenture provides that the Debt Securities may be issued from time to time in one or more series. The Company may establish the terms of a series of Debt Securities in or pursuant to a supplemental indenture or a resolution of its Board of Directors (which term, as defined in the Indenture, includes any duly authorized committee of the Board of Directors). The Indenture provides the Company with the ability to "reopen" a series of Debt Securities and to issue additional Debt Securities of such series. (Section 3.1 of the Indenture.)

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities being offered thereby for the terms of such Debt Securities, including, where applicable: (1) the specific designation of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities is payable or the method of determining such date or dates; (4) the rate or rates (which may be fixed, variable or zero) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor; (7) the place or places where the principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency (if other than U.S. dollars) in which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(9) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a holder and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Debt Securities are authorized to be issued (if other than denominations of $1,000 and integral multiples thereof in the case of Debt Securities in registered form and denominations of $5,000 in the case of Debt Securities in bearer form); (11) the currency (if other than U.S. dollars) in which such Debt Securities are denominated and/or in which such Debt Securities are stated to be payable; (12) if the amount of payments of principal of or premium, if any, or interest, if any, on such Debt Securities shall be determined with reference to an index, formula or other method (which index, formula or other method may be based on a currency other than that in which such Debt Securities are stated to be payable), the index, formula or other method by which such amount shall be determined; (13) if the amount of payments of principal of or premium, if any, or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method based on the prices of securities or commodities, with reference to changes in the prices of particular securities or commodities or otherwise by application of a formula, the index, formula or other method by which such amount shall be determined; (14) if other than the entire principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined;
(15) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered at the close of business on the applicable record date; (16) provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified; (17) any addition to, or modification or deletion of, any Event of Default or any covenant of the Company specified in the Indenture with respect to such Debt Securities; (18) any Additional Amounts the Company will pay on Debt Securities of that series held by a person who is not a U.S. Person in respect of taxes, assessments or similar governmental charges; (19) whether such Debt Securities shall be in registered or bearer form or both; (20) if the defeasance and covenant defeasance provisions hereinafter described will not be applicable to such Debt Securities; (21) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent Global Securities and, if so, the identity of the depository for such Global Security or Securities and whether beneficial interests in such Global Securities may be exchanged for definitive certificated Debt Securities; and (22) any other terms pertaining to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. (Section 3.1 of the Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form without coupons or in the form of one or more Global Securities as specified below under "-- Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Debt Securities denominated in U.S. dollars will be issued only in denominations of U.S. $1,000 and any integral multiple thereof (if in registered form) or in denominations of U.S. $5,000 (if in bearer form). (Section 3.2 of the Indenture.) The Prospectus Supplement relating to Debt Securities denominated in a Foreign Currency will specify the authorized denominations thereof. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to such Debt Securities and the payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.5 of the Indenture.)

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

     If the amount of payments of principal of or premium, if any, or interest, if any, on Debt Securities of any series is determined with reference to any type of index or formula or changes in prices of particular securities or commodities, the federal income tax consequences, specific terms and other information with respect to such Debt Securities and such index or formula and securities or commodities will be described in the applicable Prospectus Supplement.

     If the principal of or premium, if any, or interest, if any, on Debt Securities of any series are payable in a Foreign Currency, the restrictions, federal income tax consequences, specific terms and other information with respect to such Debt Securities and such Foreign Currency will be described in the applicable Prospectus Supplement.

RANKING OF DEBT SECURITIES; HOLDING COMPANY STRUCTURE

     The Debt Securities will be unsecured and unsubordinated obligations of the Company and will rank as to priority of payment equally with all other unsecured and unsubordinated indebtedness of the Company.

     The Debt Securities are obligations exclusively of the Company. Although a significant portion of the Company's consolidated assets is held by the Company directly, the remainder of the Company's consolidated assets is held by its subsidiaries. Accordingly, the cash flow of the Company and the consequent ability to service its debt, including the Debt Securities, are in part dependent upon the results of operations of such subsidiaries.

     In addition, the Debt Securities will be effectively subordinated to all existing and future liabilities (including indebtedness, trade payables, lease obligations and letter of credit obligations) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including the holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary, in which case the claims of the Company would still be effectively subordinate to any security interests in, or mortgages or other liens on, the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by the Company. Although certain debt instruments to which the Company and its subsidiaries are parties impose limitations on the incurrence of additional indebtedness, both the Company and its subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency maintained for that purpose by the Company in the Borough of Manhattan, The City of New York (or other place set forth in the applicable Prospectus Supplement), except that, at the option of the Company, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the persons entitled thereto at their registered addresses or
(ii) by transfer to an account maintained by the persons entitled thereto. (Section 3.7(a) and 9.2 of the Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on a Debt Security in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of the Indenture.)

     Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States initially appointed by the Company for a series of Debt Securities in bearer form will be named in the Prospectus Supplement.

     The Company may at any time designate additional paying agents or rescind the designation of any paying agents with respect to the Debt Securities of any series, except that, if Debt Securities of a series are issuable as registered Debt Securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer Debt Securities, the Company will be required to maintain, subject to any applicable laws and regulations, a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of the Indenture.)

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York (or other place set forth in the applicable Prospectus Supplement). (Sections 3.5 and 9.2 of the Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of the Indenture.)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the applicable Prospectus Supplement and registered in the name of the Depository or a nominee for the Depository. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances, if any, described in the applicable Prospectus Supplement. (Section 3.5 of the Indenture.)

     The Company expects that the following provisions will apply to depository arrangements with respect to any portion of a series of Debt Securities to be represented by a Global Security. Any additional specific terms of the depository arrangement will be described in the applicable Prospectus Supplement.

     Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("Participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests by Participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through Participants will be shown on, and the transfer of such beneficial interests within such Participants will be effected only through, records maintained by such Participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     The Depository may grant proxies and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depository would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made by the Company to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

     The Company expects that the Depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names", and will be the responsibility of such Participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8 of the Indenture.)

     Unless otherwise specified in the applicable Prospectus Supplement, a Global Security of any series will be exchangeable for certificated Debt Securities of the same series only if (i) the Depository for such Global Securities notifies the Company that it is unwilling or unable to continue as Depository or such Depository ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in either case, a successor Depository is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility,
(ii) the Company in its sole discretion determines that such Global Securities shall be exchangeable for certificated Debt Securities or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debt Securities of such series. Upon any such exchange, owners of beneficial interests in such Global Security or Securities will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and terms equal in principal amount to such beneficial interests, and to have such Debt Securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by such Depository's relevant Participants (as identified by such Depository) to the Trustee.

     The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with or on behalf of a Depository, or with a nominee for such Depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section
3.4 of the Indenture.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

     The following is based on information furnished to the Company:

     In the event that the Depository Trust Company ("DTC") acts as Depository for the Global Securities of any series, such Global Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Global Security will be issued with respect to each $200 million (or such other amount as shall be permitted by DTC from time to time) of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the beneficial owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners of Debt Securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities of a series represented by Global Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

     To the extent that any Debt Securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the Global Security repaid by the Company, through its Participant, to the Trustee, and shall effect delivery of such interest in a Global Security by causing the Direct Participant to transfer the Direct Participant's interest in the Global Security or Securities representing such interest, on DTC's records, to the Trustee. The requirement for physical delivery of Debt Securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the Global Security or Securities representing such Debt Securities are transferred by Direct Participants on DTC's records.

     DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Security certificates are required to be printed and delivered as described above.

     The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered as described above.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN DEFINITIONS

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, as of the time of determination, the present value (discounted at the rate per annum equal to the rate of interest implicit in the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent amounts) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such rental payments shall also include the amount of such penalty, but no rental payments shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     "Consolidated Net Tangible Assets" means, with respect to the Company as at any date, the total assets of the Company and its consolidated Subsidiaries determined in accordance with GAAP as they appear on the most recently prepared consolidated balance sheet of the Company as of the end of a fiscal quarter, less (i) all liabilities shown on such consolidated balance sheet that are classified and accounted for as current liabilities or that otherwise would be considered current liabilities under GAAP; and (ii) all assets shown on such consolidated balance sheet that are classified and accounted for as intangible assets or that otherwise would be considered intangible assets under GAAP, including, without limitation, franchises, patents and patent applications, trademarks, brand names and goodwill.

     "Debt" means indebtedness for borrowed money or evidenced by bonds, notes, debentures or other similar instruments.

     "Funded Debt" means Debt of the Company or any of its Subsidiaries which, under GAAP, would appear as indebtedness on the most recent consolidated balance sheet of the Company, which matures by its terms more than 12 months from the date of such consolidated balance sheet or which matures by its terms in less than 12 months but by its terms is renewable or extendible beyond 12 months from the date of such consolidated balance sheet at the option of the borrower.

     "GAAP" means generally accepted accounting principles in the United States as in effect on the date of application thereof.

     "Lien" means any mortgage, pledge, lien, charge, security interest, conditional sale or other title retention agreement or other encumbrance of any nature whatsoever.

     "Person" means any individual, corporation, business trust, partnership, joint venture, joint-stock company, limited liability company, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing, processing, distribution, research, research and development, warehousing or principal administration facility (including, without limitation, land, fixtures and equipment) owned or leased by the Company or any Subsidiary (including any of the foregoing acquired or leased after the date of the Indenture) and located within the United States of America, other than any of the foregoing which the Board of Directors of the Company by Board Resolution and in good faith declares, together with all other manufacturing, processing, distribution, research, research and development, warehousing and principal administration facilities (including, without limitation, land, fixtures and equipment) previously so declared, are not of material importance to the business conducted by the Company and its Subsidiaries taken as an entirety.

     "Restricted Subsidiary" means any Subsidiary of the Company (i) which owns or leases a Principal Property and (ii) (A) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the United States of America or (B) which is incorporated or organized under the laws of any state of the United States of America or the District of Columbia.

     "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any Principal Property, whether owned at the date of the Indenture or thereafter acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such Principal Property.

     "Subsidiary" means (i) any corporation, at least a majority of the total voting power of whose outstanding Voting Stock is at the date of determination owned, directly or indirectly, by the Company and/or one or more other Subsidiaries of the Company, and (ii) any Person (other than a corporation) in which the Company and/or one or more other Subsidiaries of the Company own, directly or indirectly, at the date of determination, at least a majority ownership interest.

     "Voting Stock" means, with respect to any corporation, securities of any class or series of such corporation, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors of the corporation.

CERTAIN COVENANTS

     The Indenture will contain, among others, the following covenants:

     Limitation on Liens. The Company will not, and will not permit any Subsidiary to, incur, assume or guarantee any Debt secured by a Lien on any Principal Property or on any Debt or shares of capital stock of, or other ownership interests in, any Restricted Subsidiary ("Secured Debt") (whether such Principal Property, Debt, capital stock or ownership interests are owned or outstanding at the date of the Indenture or thereafter acquired or issued, as the case may be) if, immediately after giving effect thereto, the sum, without duplication, of (a) the aggregate principal amount of all Secured Debt (other than Excluded Debt) and (b) the aggregate amount of all Attributable Debt in respect of Sale and Leaseback Transactions (other than Excluded Transactions) would exceed 15% of the Company's Consolidated Net Tangible Assets, unless the Company provides, concurrently with or prior to the incurrence, assumption or guarantee of such Secured Debt, that the Debt Securities shall be secured equally and ratably with (or, at the option of the Company, prior to) such Secured Debt.

     The provisions described in the foregoing paragraph shall not apply to Debt secured by the following Liens ("Excluded Debt"):

          (i) (A) Liens existing as of the date of the Indenture or (B) Liens relating to contracts entered into by the Company or any Subsidiary prior to the date of the Indenture (including, but not limited to, Liens to secure all or any part of the indebtedness incurred pursuant to the lease financings initially entered into as of April 11, 1996);

          (ii) Liens on any Principal Property, Debt, shares of capital stock or other ownership interests existing at the time of acquisition thereof (whether such acquisition is direct or by merger, acquisition of stock or assets or otherwise) by the Company or any of its Subsidiaries, provided such Liens were not created in contemplation of or in connection with such acquisition;

          (iii) Liens upon or with respect to any Principal Property acquired, constructed, refurbished or improved by the Company or any of its Subsidiaries after the date of the Indenture which (A) are created, incurred or assumed contemporaneously with, or within 180 days after, the latest to occur of the acquisition (whether by merger, acquisition of stock or assets or otherwise), or the completion of construction, refurbishment or improvement, or the commencement of commercial operation, of such Principal Property, and (B) secure or provide for the payment of any part of the purchase price of such Principal Property or the cost of such construction, refurbishment or improvement; provided, however, that in the case of any such construction, refurbishment or improvement, the Lien shall relate only to Debt reasonably incurred to finance such construction, refurbishment or improvement;

          (iv) Liens securing Debt owing by any Subsidiary to the Company or to any other Subsidiary;

          (v) Liens in favor of governmental bodies to secure advance, progress or other payments pursuant to any contract or statute;

          (vi) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

          (vii) Liens for taxes not yet due or which are being contested by the Company in good faith; and

          (viii) Liens for the sole purpose of extending, renewing or replacing in whole or in part the Debt secured thereby referred to in the foregoing clauses (i) to (vii), inclusive, or in this clause (viii); provided, however, that the Debt excluded pursuant to this clause (viii) shall be excluded only in an amount not to exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or part of the Principal Property, Debt, shares of capital stock or other ownership interests, as the case may be, subject to the Lien so extended, renewed or replaced (plus refurbishment of or improvements on or to such Principal Property).

  Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any of its Subsidiaries to, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction involving any Principal Property (whether such Principal Property is owned at the date of the Indenture or thereafter acquired), if, immediately after giving effect thereto, the sum, without duplication, of (a) the aggregate principal amount of all Secured Debt (other than Excluded Debt) and (b) the aggregate amount of all Attributable Debt in respect of Sale and Leaseback Transactions (other than Excluded Transactions) would exceed 15% of the Company's Consolidated Net Tangible Assets. The provisions set forth in the immediately preceding sentence shall not apply to any Sale and Leaseback Transaction (an "Excluded Transaction") if (w) within 180 days from the effective date of such Sale and Leaseback Transaction, the Company or such Subsidiary applies an amount not less than the greater of (i) the net proceeds of the sale of the Principal Property sold pursuant to such Sale and Leaseback Transaction or (ii) the fair value (as determined by the Company) of such Principal Property to retire (other than pursuant to any mandatory prepayment or retirement) Funded Debt of the Company or any Subsidiary (other than Funded Debt held by the Company or any Subsidiary of the Company), including, for this purpose, any currently maturing portion of such Funded Debt, or to purchase other property having a fair value (as determined by the Company) at least equal to the fair value (as determined by the Company) of the Principal Property sold in such Sale and Leaseback Transaction, (x) such Sale and Leaseback Transaction occurs within 180 days after the latest to occur of the date of acquisition by the Company or such Subsidiary, completion of construction or commencement of commercial operations of the Principal Property sold pursuant to such transaction, (y) such Sale and Leaseback Transaction (A) is between the Company and any Subsidiary or between any Subsidiaries, or (B) is entered into prior to the date of the Indenture (including, but not limited to, the lease financings initially entered into as of April 11, 1996), or (z) at the time such Sale and Leaseback Transaction is entered into, the term of the related lease to the Company or such Subsidiary of the Principal Property sold pursuant to such transaction is three years or less.

CONSOLIDATION, MERGER OR SALE BY THE COMPANY

     The Indenture will provide that the Company will not consolidate or merge with or into, or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its assets to, any Person unless (i) the Person formed by or surviving any such consolidation or merger (if other than the Company) or which acquires the Company's assets is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or which acquires the Company's assets expressly assumes all of the obligations of the Company under the Debt Securities and the Indenture and (iii) immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing.

     Upon any such consolidation or merger or any such sale, conveyance, assignment, transfer, lease or other disposition of all or substantially all of the assets of the Company in which the Company is not the continuing corporation, the successor corporation formed by such consolidation or into which the Company is merged or to which such sale, conveyance, assignment, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein and thereafter (except in the case of a lease) the Company shall be released from its obligations under the Indenture and the Debt Securities.

     The Indenture will contain no covenants or other specific provisions to afford protection to holders of the Debt Securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described above.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     The Indenture will provide that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to the Company (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable. (Section 5.2 of the Indenture.)

     Events of Default with respect to Debt Securities of any series are defined in the Indenture as being: (a) default in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any Additional Amounts (as specified in the applicable Prospectus Supplement) payable with respect to Debt Securities of such series when due and continuance of such default for 30 days; (b) default in payment of principal of or premium, if any, on any Debt Security of such series when due (whether at maturity, upon redemption, repurchase at the option of the Holder or otherwise) or default in the making of a mandatory sinking fund payment in respect of any Debt Securities of that series when due; (c) default by the Company in the performance or breach of any other covenant or warranty of the Company in the Indenture or any Debt Security of such series (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series) which shall not have been remedied for a period of 60 days after notice to the Company by the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding; (d) default under any bond, note, debenture or other evidence of Debt of the Company, or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any Debt of the Company, which results in the acceleration of such Debt in an aggregate principal amount exceeding $20,000,000 and such acceleration is not rescinded or annulled or such Debt is not paid in full, or there has not been deposited in trust a sum of money sufficient to pay in full such Debt, within 30 days after the written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1 of the Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1(7) of the Indenture.)

     The Indenture will provide that the Trustee will, subject to certain exceptions, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived. "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default. (Section 1.1 of the Indenture.)

     The Indenture will provide that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 5.8 of the Indenture.)

     The Indenture will include a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture. (Section 9.7 of the Indenture.)

     The holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series by notice to the Trustee may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except (i) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Security of such series, or (ii) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of each holder of a Debt Security of such series affected. (Section 5.7 of the Indenture.)

MODIFICATION OF THE INDENTURE

     The Indenture will contain provisions permitting the Company and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order, among other things: (i) to evidence the succession of another Person to the Company and the assumption of the covenants of the Company in the Indenture and in the Debt Securities by such successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to all or any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to facilitate the issuance of Debt Securities in bearer form or in global form; (v) to amend or supplement any provision of the Indenture, provided that such amendment or supplement does not apply to any outstanding Debt Security issued prior to the date of such supplemental indenture and entitled to the benefits of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees;
(ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to cure any ambiguity or correct any mistake or to correct or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) to comply with the Trust Indenture Act of 1939. (Section 8.1 of the Indenture.)

     The Indenture also will contain provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series; provided, however, that no such supplemental indenture may, without the consent of the holder of each Debt Security affected thereby: (i) change the stated maturity of principal of or premium, if any, or interest, if any, on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, or the rate of interest on, any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security or the repurchase by the Company of any Debt Security at the option of the holder thereof; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security or Indexed Security; (v) change the currency in which any Debt Security or any premium or interest thereon is payable; (vi) change the index, securities or commodities with reference to which or the formula by which the amount of principal thereof or any premium or interest thereon is determined; (vii) impair the right to institute suit for the enforcement of any payment on or after the stated maturity or redemption date or date of repurchase at the option of the holder of any Debt Security; (viii) reduce the percentage in principal amount of the outstanding Debt Securities of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (ix) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in the Indenture; or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2 of the Indenture.)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Upon the direction of the Company, the Indenture shall cease to be of further effect with respect to any series of Debt Securities issued thereunder specified by the Company (subject to the survival of certain provisions thereof) when (i) either (A) all outstanding Debt Securities of such series and, in the case of Debt Securities in bearer form, all coupons appertaining thereto have been delivered to the Trustee for cancellation (subject to certain exceptions) or (B) all Debt Securities of such series and, if applicable, any coupons appertaining thereto, have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and the Company has deposited with the Trustee, in trust, funds in such currency in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal, premium, if any, and interest, if any, to the date of such deposit (if such Debt Securities have become due and payable) or to the maturity or redemption date thereof, as the case may be, (ii) the Company has paid all other sums payable under the Indenture with respect to the Debt Securities of such series, and (iii) certain other conditions are met.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may elect with respect to any series of Debt Securities either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for, among other things, the obligations to register the transfer of and exchange such Debt Securities, to replace temporary or lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold monies for payment in trust) ("defeasance"), or (b) to be released from its obligations with respect to such Debt Securities under certain restrictive covenants set forth in the Indenture (including the covenants described herein under "-- Certain Covenants" and "-- Consolidation, Merger or Sale by the Company") and such other restrictive covenants, if any, as may be set forth in the applicable Prospectus Supplement, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"), in either case upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money in an amount in such currency in which such Debt Securities are payable, and/or Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money in an amount, sufficient to pay the principal of and any premium and any interest on such Debt Securities, and any mandatory sinking fund payments thereon, on the scheduled due dates therefor or the applicable redemption date, as the case may be.

     Such defeasance or covenant defeasance shall only be effective if, among other things, (i) it shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel to the effect that the holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, (iii) if the monies or Government Obligations deposited are sufficient to pay the outstanding Debt Securities of such series provided such Debt Securities are redeemed on a particular redemption date, the Company shall have given the Trustee irrevocable instructions to redeem such Debt Securities on such date, and (iv) no Event of Default or Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of the aforesaid deposit into trust or, solely insofar as an Event of Default or Default arising from the circumstances specified in clause (e) of the second paragraph under " -- Events of Default, Notice and Certain Rights on Default" above are concerned, at any time during the period ending on the 91st day after the date of such deposit into trust.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of, and premium, if any, and interest, if any, on such Debt Security as the same becomes due out of the proceeds yielded by converting the funds or Government Obligations so deposited in respect of such Debt Security into the currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on (x) in the case of payments made pursuant to clause
(a) above, the applicable market exchange rate for such Foreign Currency in effect on the second business day prior to each payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event.

     "Conversion Event" means the cessation of use of (i) a Foreign Currency both by the government of the country or the confederation which issued such Foreign Currency and, for the settlement of transactions, by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Union or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than with respect to a covenant as to which there has been covenant defeasance, the amount of monies and/or Government Obligations deposited with the Trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such Debt Securities at the time of any acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting or restricting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

THE TRUSTEE

     Chase Manhattan Bank and Trust Company, National Association will be the Trustee under the Indenture. The Company may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business.

                              PLAN OF DISTRIBUTION

     The Company may, from time to time, sell Debt Securities (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents. A Prospectus Supplement will set forth the terms of the offering of the Debt Securities offered thereby, including the name or names of any underwriters, the purchase price of the Debt Securities, the proceeds to the Company from the sale, any underwriting discounts and commissions, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the Debt Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered by the Prospectus Supplement if any of the Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the related Prospectus Supplement. Unless otherwise indicated in the related Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     Debt Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such Debt Securities.

     In order to facilitate the offering of the Debt Securities, any underwriters or agents, as the case may be, involved in the offering of such Debt Securities may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities or any other securities the prices of which may be used to determine payments on such Debt Securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such Debt Securities for their own account. In addition, to cover overallotments or to stabilize the price of such Debt Securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such Debt Securities or any such other securities in the open market. Finally, in any offering of such Debt Securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such Debt Securities in the offering if the syndicate repurchases previously distributed Debt Securities in transactions to cover syndicate short positions, in stabilization
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

transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the issuance of the Debt Securities offered hereby and certain related matters will be passed upon for the Company by the Vice President and General Counsel of the Company, and Heller Ehrman White & McAuliffe, Palo Alto, California, the Company's counsel. At July 16, 1997, the Vice President and General Counsel beneficially owned 24,697 shares of Common Stock of the Company (including options to purchase Common Stock of the Company) and attorneys in the firm of Heller Ehrman White & McAuliffe who are directly involved in the representation of the Company owned, in the aggregate, 200 shares of Common Stock of the Company. Brown & Wood LLP, San Francisco, California, will act as counsel for any underwriters or agents.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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